Exhibit 21.1

EQUITY BANCSHARES, INC.

LIST OF SUBSIDIARIES

Name of Subsidiary	State of Organization
EBHQ, LLC EBAC, LLC	Kansas Kansas
ERMI, LLC	Missouri
EQBK Investment Subsidiary, LLC	Missouri
Real Estate Investment Trust, LLC	Missouri
Equity Bank	Kansas
FCB Capital Trust II	Delaware
FCB Capital Trust III	Delaware
Community First (AR) Statutory Trust I American State Bank Statutory Trust I	Connecticut Delaware
SA Holdings, Inc.	Kansas